Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Post-Effective Amendment No. 1 to the Registration Statement (Form S-3 No. 333-253462) and related Prospectus of Brightcove Inc. for the registration of common stock, preferred stock, warrants, units and debt securities of Brightcove Inc. and to the incorporation by reference therein of our reports dated February 24, 2021, with respect to the consolidated financial statements of Brightcove Inc., and the effectiveness of internal control over financial reporting of Brightcove Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

February 18, 2022